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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FINAL AMENDMENT
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ALLIED GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE GROUP ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019220102
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

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CUSIP NO. 019220102




1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Nationwide Mutual Insurance Company (E.I.N.: 31-4177100)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   [ ]   (a)

   [ ]   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,538,639 Common Shares*
         1,827,222 Preferred Shares*

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         97.3% of the Common Shares*
         100% of the Preferred Shares* representing
         97.7% of the voting power*

10.      TYPE OF REPORTING PERSON

         IC

-------
*    As of October 1, 1998


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CUSIP NO. 019220102

1. NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Group Acquisition Corporation (E.I.N.: 31-1598405)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     [ ] (a)
     [ ] (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,538,639 Common Shares*
         1,827,222 Preferred Shares*


8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        97.3% of the Common Shares*
        100% of the Preferred Shares* representing
        97.7% of the voting power*

10. TYPE OF REPORTING PERSON

         CO

-------
*    As of October 1, 1998

     This Final Amendment amends and supplements (a) the Tender Offer Statement on Schedule 14D-1 initially filed on May 19, 1998 (as amended, the "Schedule 14D-1") with the Securities and Exchange Commission by Nationwide Group Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc. (the "Company"), an Iowa corporation, at a price of $48.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated June 10, 1998 (the "Supplement") and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer") and (b) the Schedule 13D initially filed on June 10, 1998 with the Securities and Exchange Commission by Purchaser and Parent. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     On November 13, 1998, the Parent announced that it had merged a wholly owned subsidiary of Parent into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger, and that the Merger became effective at 11:59 p.m., Central Standard Time, on Thursday, November 12, 1998. Because Purchaser had acquired at least 90% of the outstanding shares of each class of stock of the Company, the Merger was effected without a meeting of the stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and each outstanding Common Share (other than Common Shares held by stockholders who perfect their appraisal right under Iowa Law, Common Shares held in the Company's treasury, and Common Shares held directly by the Purchaser or the Parent) were cancelled, extinguished and converted into the right to receive $48.25 per share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in Exhibit 11(a)(51) and is incorporated herein by reference.

     On November 9, 1998, the Company requested that the New York Stock Exchange (the "NYSE") apply on Form 25 to delist the Common Shares from the NYSE and deregister the Common Shares with the Securities and Exchange Commission as soon as practicable following the Merger.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Pursuant to the Offer, which expired at 5:00 p.m., New York City time, on Wednesday, September 30, 1998, the Purchaser ultimately acquired 28,040,039 Common Shares. Such Common Shares, when added to Common Shares beneficially owned by Parent, represent approximately 97.3% of all outstanding Common Shares. Pursuant to the Merger, which became effective at 11:59 p.m. on November 12, 1998, the Company became a wholly-owned subsidiary of the Parent.

     The information provided in this Final Amendment under Item 5 is incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented to add the following:

     (a)(51) Press Release issued by Nationwide Mutual Insurance Company on November 13, 1998.


                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 13, 1998

               NATIONWIDE MUTUAL INSURANCE COMPANY

               By:  /s/ David A. Diamond
                  ---------------------------------
                  Name:  David A. Diamond
                  Title: Vice President - Enterprise Controller

               NATIONWIDE GROUP ACQUISITION CORPORATION

               By:  /s/ Mark B. Koogler
                  ---------------------------------
                  Name:  Mark B. Koogler
                  Title: Vice President - Associate General Counsel

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                                 EXHIBIT INDEX

(a)  (51)      Text of Press Release issued by Nationwide Mutual
               Insurance Company on November 13, 1998.

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